Exhibit 3.1

Amended Text of Article I, Section 9 of the Amended and Restated By-laws of The Medicines Company:
1.9  Action at Meeting.
(a) General Matters. When a quorum is present at any meeting, any matter to be voted upon by the stockholders at such meeting, other than the election of directors, shall be decided by the affirmative vote of the holders of a majority of the stock present or represented by proxy and voting on such matter (or if there are two or more classes of stock entitled to vote as separate classes, then in the case of each such class, the holders of a majority of the stock of that class present or represented by proxy and voting on such matter), except when a different vote is required by law, the Certificate of Incorporation or these By-laws.
(b) Election of Directors. Other than in a Contested Election Meeting (as defined below), when a quorum is present at any meeting, a nominee for election as a director at such meeting shall be elected to the Board of Directors if the votes cast “for” such nominee's election exceed the votes cast “against” such nominee's election (with “abstentions” and “broker non-votes” not counted as a vote “for” or “against” such nominee's election). In a Contested Election Meeting, when a quorum is present at the meeting, directors shall be elected by a plurality of the votes cast by the stockholders entitled to vote on the election at such Contested Election Meeting. A meeting of stockholders shall be a “Contested Election Meeting” if the number of nominees for election as directors exceeds the number of directors to be elected at such meeting, as of the tenth day preceding the date of the Corporation's first notice to stockholders of such meeting sent pursuant to Section 1.4 of these By-laws (the “Determination Date”); provided, however, that if in accordance with Section 1.10 of these By-laws stockholders are entitled to nominate persons for election as a director after the otherwise applicable Determination Date, the Determination Date will instead be the last day on which stockholders are entitled to nominate persons for election as director.